Narrative Food

Food that tells a story, delivered to your doorstep.

ecommerce cooking food

NARRATIVEFOOD.COM LOS ANGELES


/narrative food
Food that tells a story, delivered to your doorstep.

Nourishment comes from way more than calories, proteins, and fats. We are also nourished by food memories and culture, by our community, and by our friends and family. I am passionate about supporting our customers with healthy food choices in the context of an inclusive and richly regenerative food system and a diverse, healthy community.

Jennifer Piette Founder/CEO @ Narrative Food

Why you may want to support us...

1. You support regenerative, local agriculture and small scale food makers.
2. You want to be part of an established certified B Corp -- for whom profits, people and planet all matter -- in a growing market.
3. Narrative Food is more than another meal kit or online grocery service. We are a lifestyle brand supporting our customers in the kitchen.
4. As the oldest homegrown farm to table company in LA, we already have established revenues and relationships.
5. To increase revenues we are expanding into services: Chef Services, Kitchen Coaching, Corporate Gifting, Office Snacks, and Wellness.
6. Our added services and upcoming events will provide more ways to engage with our customers' individual "food lifestyles".
7. We will make money as we grow our customer base -- to double our revenues and top $1m/year, we only need another 80-100 weekly customers.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Jennifer Piette
Founder/CEO
- Built Narrative Food, from scratch, with zero outside investment - Home-delivered $3.5m of local food from small-scale growers and makers - Committed to a regional, regenerative agricultural system - Maintained B Corp certification since 2013

Bethany Evy Marie Harris Yarde
Creative Director
Background in the local food system includes work with food recovery organizations, food styling and farmers market buying for restaurants.

Shannon Crossman
Marketing
Over 10 years of experience driving strategic marking plans to build best-in-class brands and producing branded events.

SEE MORE

In the news

No Logo

Press :: Meal Kits, Chef Services, Organic Local Produce, Veggies, Fruit, CSA, and Artisan Foods Home Delivered in Los Angeles and SoCal by Out of the Box Collective

"Piette approaches food from an environmental perspective and only sources food from people she considers to be 'stewards of the land' who are producing 'clean food'... Piette says she is more concerned

August 8, 2019 @ narrativefood.com

Downloads

WeFunder Deck.pdf

We deliver food and memories.



> *"L.A's hottest farm-to-door home delivery service" Chalkboard Magazine*

At its core, Narrative Food is more than just another start-up food delivery service, online grocery, or meal kit. The company's goal is to inspire people to value Good Food sourced from a regenerative agricultural system, and to connect to the people, stories and places which make up the Narrative Food community.


BA TE
MEAT

From left to right: Julie Mooney and Margaret Greenwood, Melissa Cortina, Leah Ferrazzani.

Some of our favorite suppliers...

Products

Narrative Food curates delicious, nourishing, handcrafted, artisanal and organic produce and provisions from trusted small-scale purveyors, and delivers to discerning and satisfied customers all over Southern California.

1



From left to right: an example of what's included in a Narrative Produce box, the pantry of Jennifer Field Piette (founder of Narrative Food), Dare 2 Dream pasture-raised eggs.

We are best known for our Narrative Provisions Boxes. Each box tells a story with curated ingredients and recipes inspired by local food writers and creatives, cultural events, holidays and special occasions. We also include unique stories of the people and places behind the products in every box.


/narrative food

From left to right: ingredients included in the Add a Little Lemon Narrative Provisions box, the insert included in the Add a Little Lemon Produce box, one of the prepared recipes from the Add a Little Lemon box curated by Sara Leana Ahmad.

We have featured recipes from a wide range of local food creatives, including influencers like Helene Henderson of Malibu Farm, Kitchen Healer Jules Davis, Amelia Saltsman, author of the Santa Monica Farmers Market Cookbook, Barrett Prendergast, of the blog Valleybrink Road, Jessica Koslow of Sqirl, and many more...


MALIBU
FARM
FRESH ORGANIC LOCAL

From left to right: Helene Henderson, Julie Davis, Amelia Saltsman, Barrett Prendergast.

Services

The Narrative Food community now also includes chefs who are available to prepare the weekly boxes of provisions, in customers' homes. Other planned services include:

- customizing food deliveries and meal plans to meet a customer's particular nutritional goals
- coaching services to build our customers' confidence in the kitchen
- kitchen optimization sessions so our customers are set up for success.



From left to right: Narrative Produce box, Chef Services, My Favorite Meal is Breakfast box.

WOMAN OWNED AND OPERATED

Narrative Food is a woman-owned and operated, Los Angeles based, B Corp certified, produce and provisions delivery service founded by Jennifer Field Piette.

Although we welcome all stakeholders, we endeavor to support other like-minded women-owned businesses, ranchers, farmers and chefs.



A few of the women Narrative Food is proud to source from:

Amy Atwood, Oeno Wine	Marcie Jimenez, Marcie's Pies
Andrea Crawford, Roan Mills	Mary Jane Evans, Veritable Vegetable (also a B corp!)
Ash Cornejo, Painted Cave Apothecary	Megan Bell, Margins Wine
Duskie Estes, Black Pig Meat Co.	Megan Raff, Dare 2 Dream Farms
Elizabeth Poett, Rancho San Julian	Melissa Cortina, Bavette Meat & Provisions
Emily Towe, J.Brix	Meredith Bell, Autonomy Farms
Erin Pata, Butterbean Studios	Molly Chester, Apricot Lane Farms
Heiki Zeigler-Bruzzone, Zeigler's Sausages	Nan Kohler, Grist & Toll
Jessica Koslow, Sqirl Jam	Ren Ostry, Trash Fish
Joan Leclerc, Earthbean Coffee	Robin Koda, Koda Farms
Julie Mooney and Margaret Greenwood,	Sabrina Bohn, Shear Rock Farm
M. Greenwood Jam	Sana Javeri Kadri, Diaspora Co.
June Taylor, June Taylor Jams	Sue Conley and Peggy Smith,
Leah Ferrazzani, Semolina Pasta	Cowgirl Creamery & Tomales Bay Foods
Linda Wong, Smart Simple Gourmet and Wander Broth	Tracey Brandt, Donkey & Goat

Narrative Food's founder, Jennifer Field Piette, is also very active in the B Corp Women CEO group, where she was a founding signatory of the #WeTheChange declaration and a member of the Female Founders Collective.


WE THE CHANGE
Women Leading Business for Good
WE
THE
CHANGE
WOMEN
TOGETHER

How we plan to grow

We have proven our concept for many years, but we have never had any marketing budget to reach a larger customer base. By investing in marketing and our core team, we hope to quickly increase our customer base and free up the founder to focus on growing the business instead of running the business.

Given we are already serving 1000 zip codes across Southern California, we have an ample audience from which to build our customer base quickly. Our infrastructure is presently under capacity, leaving us considerable space for growth without additional costs.

The following are future projections and cannot be guaranteed.


Objective 1:
< 6 months from
investment close
100% Increase from current
80-100 deliveries p/week
to 160-200 deliveries p/week
= revenue 100% growth to approx $70K-80k/month.
$80K
$60K
$40K
$20K
$0
June '19
July '19
Aug '19
Sept '19
Oct '19
Nov '19
Dec '19
Jan '20
Feb '20
Mar '20
Apr '20
May '20


Objective 2:
by YE 2022
Increase from 160-200 deliveries p/week to >500 deliveries p/week
= revenue growth to approx $200,000 monthly
Expand delivery area to cover the entire state of California, and parts of Nevada and Arizona.
$5.2M
$3.6M
$2.1M


$604K
$1.4M
FY'20
FY'21
FY'22
FY'23
FY'24
Revenue

Objective 3: by YE 2024

Increase from 500 deliveries p/week

to >1,100 deliveries p/week

= revenue growth of >$450K/monthly.

Expand to cover the entire West Coast Region: including Oregon, Washington, Nevada & Arizona, creating one or two more distribution centers to service capacity.


($10K)
$146K
$456K
$1.1M
$1.8M
FY'20
FY'21
FY'22
FY'23
FY'24
Profit

Join us to create lasting food memories for our community!


Narrative Food - Food that tells a story, delivered to your door...
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Investor Q&A

— COLLAPSE ALL

What does your company do?

Founded in 2010, Narrative Food home delivers curated boxes of small batch organic foods -- produce, pastured-raised meats, wild-caught fish, heirloom grains, baked goods and other prepared foods -- delighting customers in 1000 zip codes across SoCal. Our boxes are accompanied with recipes designed to inspire and delight, telling stories of people, place and SoCal culture. We also provide optional services: Home Chef services, and personalized meal planning to support ones wellness goals.

Where will your company be in 5 years?

We would like to expand to cover the entire West Coast -- and to be known as the premier premium food delivery and lifestyle brand in the region.

Why did you choose this idea?

Nourishment comes from way more than calories, proteins, and fats. We are also nourished by food memories and culture, by our community, and by our friends and family. I am passionate about supporting our customers with healthy food choices in the context of an inclusive and richly regenerative food system and a diverse, healthy community.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The Good Food movement has been maturing for several years, responding to the growing market share of meal kits and online supermarkets and meal delivery services. Many of the original CSA's and local food delivery services have shut their doors, because they stayed hyper-local and couldn't compete. We are now one of the oldest homegrown farm to table companies still operating in Southern California and are raising capital so that we can take advantage of the new market that has been developed with all these new delivery services. People respond to our authenticity and our history, and by keeping an appropriate regional scale we can grow sustainably, and prosper -- delivering an outstanding experience to our customers.

What is your proudest accomplishment?

That we have customers with children who have literally grown up eating from our weekly boxes, gaining food literacy and lasting memories that we will always be a part of.

How far along are you? What's your biggest obstacle?

We have been operating for many years, building relationships with suppliers and customers. However, we have never had enough budget to market our service and so we haven't grown to the scale that would allow us to truly deliver what we envisage -- by growing our team, offering a wider array of products and services, and making a more meaningful impact on our customers and suppliers.

Who are your competitors? Who is the biggest threat?

We compete with CSAs (veggie boxes), Meal Kits, Meal Delivery Services and Grocery Delivery services. We are targeting the upper end of the market while many of our competitors race each other to the bottom.

Our biggest threat is actually a cultural phenomenon as people abandon their kitchens for prepared meals and convenience. But we do believe there is a segment of the market who values an authentic, nourishing experience in the kitchen and around the table, with friends and family. This is a basic human experience that will not totally disappear. This demographic also appreciates making a positive environmental and social impact with their food dollars.

What do you understand that your competitors don't?

A certain segment of the market will always opt for quality, not the lowest price. That's our market.

Though we are a high end service, we have customers from various income brackets who value the experience we provide and are willing to invest in their food experience.

How will you make money?

We make money because our customers are predominantly recurring orders with an average spend of $100/week. This average spend leaves us a decent margin per customer. However we need to increase the number of customers for this business to thrive. Our overheads won't increase proportionally since we are operating under capacity, and profits will grow.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our marketing strategy must appeal to potential customers and sometimes this is difficult in a world where people are being sold to from morning to night. We are grateful for support from ASRB, the first student organization at UC Berkeley to focus consulting services exclusively on Corporate Social Responsibility, and approach client issues with refreshing and young ideas.

We must grow at the correct pace and to the correct size. We have seen many competitors try to scale too quickly, or too big, and then fail -- often with a high price to small-scale makers and farmers that were depending on their business. Our vision of success is to be a vital part of growing a regional food system incorporating the entire West Coast.

What do you need the most help with?

Marketing and Operations, so that there is room for the founder to focus on growing the business, not the day to day operations.

What would you do with the money you raise?

We will create a grass roots marketing campaign to double our revenues and prove that our model can grow with an adequate marketing budget. From there we can raise another round of funding to truly grow the business into a regional success story.